UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2021)	Previous Period (Third quarter of 2021)	Changes (%)	Year to Year Comparison (Fourth quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	42,978	42,126	2.02	41,379	3.86
	Year-to-date (“YTD”) Results	167,486	124,508	—	160,877	4.11
Operating Income	Quarterly Results	2,267	3,906	(41.97)	2,927	(22.55)
	YTD Results	13,872	11,605	—	12,486	11.10
Profit from Continuing Operations Before Income Tax	Quarterly Results	2,950	3,591	(17.85)	694	324.91
	YTD Results	17,182	14,232	—	9,052	89.81
Profit for the Period	Quarterly Results	3,148	7,365	(57.26)	3,659	(13.95)
	YTD Results	24,190	21,042	—	15,005	61.21
Attributable To: Controlling Interests	Quarterly Results	2,993	7,842	(61.83)	3,808	(21.41)
	YTD Results	24,075	21,082	—	15,044	60.04

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2021)	Previous Period (Third quarter of 2021)	Changes (%)	Year to Year Comparison (Fourth quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	30,731	30,274	1.51	29,384	4.58
	YTD Results	121,028	90,297	—	117,466	3.03
Operating Income	Quarterly Results	1,591	3,196	(50.21)	2,326	(31.60)
	YTD Results	11,143	9,552	—	10,231	8.92
Profit Before Income Tax	Quarterly Results	3,380	2,299	47.01	276	1,122.79
	YTD Results	13,693	10,314	—	9,415	45.45
Profit for the Period	Quarterly Results	2,654	1,584	67.56	301	781.25
	YTD Results	10,738	8,084	—	7,588	41.52

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	February 9, 2022 / 4:00 p.m. (Seoul time)

	Event	SK Telecom CEO Investor Day 2022 & 2021 Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)
4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  The preliminary results set forth in this report reflect the adoption of IFRS No. 16, “Leases.”

•  The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung

(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: February 9, 2022